Exhibit 99.1

SIERRA INCOME CORPORATION TO MERGE WITH BARINGS BDC, INC. AND COMBINED COMPANY TO BE MANAGED BY BARINGS LLC

Enhances Scale, Earnings Profile and Positions the Combined Company as a Market Leading BDC

CHARLOTTE, N.C., & NEW YORK, N.Y., September 21, 2021 - Barings BDC, Inc. (NYSE: BBDC) ("Barings BDC") and Sierra Income Corporation ("Sierra") announced today that they have entered into a definitive merger agreement under which Sierra will merge with and into Barings BDC (the "Transaction"). The combined company, which will remain externally managed by Barings LLC, is expected to have approximately $2.2 billion of investments on a pro forma basis. The boards of directors of both companies, the Sierra Special Committee, which is comprised of all of the independent directors of Sierra, and the independent directors of Barings BDC have unanimously approved the Transaction, which is currently expected to close in the first quarter of 2022.

Under the terms of the merger agreement, Sierra stockholders will receive aggregate consideration in the form of cash and stock consideration valued at approximately $623.7 million based on Barings BDC’s June 30, 2021 net asset value ("NAV") of $11.39 per share and representing total book value consideration of $6.10 per fully diluted Sierra share. On a market value basis, based on the closing price of Barings BDC common stock on September 20, 2021, the Transaction represents total consideration for Sierra stockholders of approximately $588.6 million or approximately $5.76 per Sierra share, representing a premium of 6.1% to Sierra’s NAV as of June 30, 2021.

Sierra’s stockholders will receive 0.44973 shares of Barings BDC common stock for each share of Sierra common stock, resulting in approximately 46.0 million newly issued Barings BDC shares, having a total value of approximately $523.7 million, or $5.12 per fully diluted Sierra share, based on Barings BDC’s June 30, 2021 NAV of $11.39 per share. In addition, Barings LLC will pay $100 million in cash, or approximately $0.98 per share, directly to Sierra stockholders at closing. Following the Transaction, Barings BDC's pro forma equity base is expected to be approximately $1.3 billion and Barings BDC stockholders and Sierra stockholders are expected to own approximately 58.7% and 41.3%, respectively, of the combined company.

In addition, Barings LLC will enter into a credit support agreement ("CSA") with Barings BDC, for the benefit of the combined company, to protect against net cumulative unrealized and realized losses of up to $100.0 million on the acquired Sierra investment portfolio over the next 10 years.

Additionally, Barings LLC will amend its current investment advisory agreement with Barings BDC to raise the incentive fee hurdle rate from 8.0% to 8.25%, effective as of closing.

Barings BDC will also provide up to $30.0 million in secondary-market support via accretive share repurchases over a 12-month period in the event the combined company's shares trade below a specific level of NAV per share following the completion of the first quarterly period ended after the consummation of the Transaction, subject to covenant and regulatory constraints (including Rule 10b-18 under the Securities Exchange Act of 1934).

Barings BDC has agreed that, on the closing date, it will increase the size of its board of directors and cause two current independent members of the board of directors of Sierra to be selected by Barings BDC to be appointed to the Barings BDC board of directors as Class II directors.

In connection with the closing of the proposed Transaction, Sierra will repay all outstanding amounts under its existing credit facility and any remaining obligations thereunder will be terminated.

Barings BDC believes that the increased size and scale of the combined company will create many strategic and financial benefits to shareholders and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Barings LLC, it is anticipated that the combination will provide the following benefits:

•
NII and NAV Accretion: Barings BDC estimates net investment income per share to be $0.24 in the first full quarter post-closing compared to $0.22 per share during the second quarter of 2021. This would represent a net investment income yield of 8.25% on pro forma NAV. Barings BDC further estimates short-term NAV accretion of approximately 4% and additional long-term accretion to NAV as assets acquired are realized and repositioned into Barings BDC’s directly originated investments;

•
Barings BDC Share Liquidity: Barings BDC’s pro forma trading liquidity profile after closing as implied by the public BDC peer set suggests an approximate 80% increase in Barings BDC’s current 3-month average daily trading volume;

•	Diversification: The combined portfolio will have 245 portfolio companies with top 10 companies representing approximately 17% of the portfolio on a pro forma basis;

•
Business Resilience and Financial Flexibility: The combined entity will achieve greater business resilience and financial flexibility through increased access to the institutional, index-eligible investment grade debt capital markets at a lower cost of capital;

•	Cost Synergy: Approximately $8.1 million of identified expense synergies associated with the combination driven by redundant general & administrative expenses across two platforms; and

•	Best-in-Class Shareholder Alignment: Through an increased incentive fee hurdle rate from 8.0% to 8.25%, a $100 million credit support agreement, and up to $30 million in share repurchases.

“We are very excited to announce that we have entered into an agreement to purchase Sierra Income Corporation. This combination will create a scaled top-10 BDC with enhanced earnings profile, portfolio diversification, and best-in-class shareholder alignment,” said Eric Lloyd, Chairman of the Barings BDC Board of Directors and Chief Executive Officer of Barings BDC.

“We believe the transaction provides significant immediate and long-term value for all shareholders and further distinguishes Barings as a leader in shareholder alignment. We would like to thank the Sierra Special Committee for their trust and diligent work on this transaction,” said Jonathan Bock, Chief Financial Officer of Barings BDC.

“Following a robust strategic alternatives process conducted by the Special Committee, our Board unanimously determined that the merger with Barings BDC is the best outcome to maximize Sierra stockholder value and interests. The transaction provides our stockholders with liquidity and immediate cash value along with an immediately accruing strong dividend, a best-in-class fee structure as well as the opportunity to benefit from ownership in a larger and more diversified global investment platform with a track record of generating stable and consistent returns,” said Stephen Byers, Independent Chairman of the Board of Directors of Sierra and Chair of the Sierra Special Committee.

Consummation of the Transaction is subject to Barings BDC and Sierra stockholder approval, customary regulatory approvals and other customary closing conditions.

Wells Fargo Securities served as sole financial advisor and Goodwin Procter LLP served as legal counsel to Barings BDC. Broadhaven Capital Partners served as financial advisor and Sullivan & Worcester LLP served as legal counsel to Sierra.

Conference Call to Discuss the Transaction

Barings BDC has scheduled a conference call to discuss the Transaction for Wednesday, September 22, 2021, at 9:00 a.m. ET.

To listen to the call, please dial 877-407-8831 or 201-493-6736 approximately 10 minutes prior to the start of the call. A taped replay will be made available approximately two hours after the conclusion of the call and will remain available until October 6, 2021. To access the replay, please dial 877-660-6853 or 201-612-7415 and enter conference ID 13723050.

This conference call will also be available via a live webcast on the investor relations section of Barings BDC's website at https://ir.barings.com/ir-calendar. Access the website 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay will be available on Barings BDC's website until October 6, 2021.

A copy of the presentation that will be discussed during the call is available on the investor relations section of Barings BDC's website at https://ir.barings.com/presentations.

Forward-Looking Statements

This press release contains, and statements made on the webcast/conference call will contain, “forward-looking statements,” which are statements other than statements of historical facts, are not guarantees of future performance or results of Barings BDC, Sierra, or, following the Transaction, the combined company, and involve a number of risks and uncertainties, including statements regarding the completion of the proposed Transaction. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by Barings BDC or Sierra with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below), when such documents become available. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing, (ii) the expected synergies and savings associated with the Transaction, (iii) the expected elimination of certain expenses and costs due to the Transaction, (iv) the percentage of Sierra’s stockholders voting in favor of the Transaction, (v) estimates of the combined company’s net investment income or NAV accretion , (vi) the possibility that competing offers or acquisition proposals for Sierra will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; (viii) risks related to diverting the attention of Barings BDC's management or Sierra's management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability, (x) the future operating results of the combined company or Barings BDC’s, Sierra’s or the combined company’s portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which Barings BDC and Sierra invest, (xiii) changes to the form and amounts of Sierra’s tax obligations, (xiv) fluctuations in the market price of Barings BDC’s common stock, (xv) the Transaction’s effect on the relationships of Barings BDC or Sierra with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed, (xvi) the reduction in Barings BDC’s stockholders’ and Sierra’s stockholders’ percentage ownership and voting power in the combined company, (xvii) the challenges and costs presented by the integration of Barings BDC and Sierra, (xviii) the uncertainty of third-party approvals, (xix) the significant Transaction costs, (xx) the restrictions on Barings BDC’s and Sierra’s conduct of business set forth in the definitive merger agreement and (xxi) other changes in the conditions of the industries in which Barings BDC and Sierra invest and other factors enumerated in Barings BDC’s and Sierra’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are and will be based upon Barings BDC management’s and Sierra management’s respective then-current views and assumptions regarding future events and operating performance, and speak only as of the date any such statement is made. Neither Barings BDC nor Sierra undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Barings BDC and Sierra, along with related proposals for which stockholder approval will be sought (collectively, the "Proposals"). In connection with the proposed Transaction, Barings BDC and Sierra plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the "Proxy Statement"), and Barings BDC plans to file with the SEC a registration statement on Form N-14 (the "Registration Statement") that will include the Proxy Statement and a prospectus of Barings BDC. The Proxy Statement and the Registration Statement will each contain important information about Barings BDC, Sierra, the proposed Transaction and related matters. STOCKHOLDERS OF EACH OF BARINGS BDC AND SIERRA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BARINGS BDC, SIERRA, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by Barings BDC, from the Barings BDC website at http://www.baringsbdc.com or for documents filed by Sierra, from the Sierra website at http://www.sierraincomecorp.com.

Participants in the Solicitation

Barings BDC and Sierra and their respective directors, executive officers and certain other members of management and employees of Barings LLC, SIC Advisors LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of Barings BDC and Sierra in connection with the Proposals. Information about the directors and executive officers of Barings BDC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 26, 2021. Information about the directors and executive officers of Sierra is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 28, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Barings BDC’s and Sierra’s stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Barings BDC, Sierra or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

About Barings BDC

Barings BDC, Inc. (NYSE: BBDC) is a publicly traded, externally managed investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Barings BDC seeks to invest primarily in senior secured loans in middle-market companies that operate across a wide range of industries. Barings BDC's investment activities are managed by its investment adviser, Barings LLC, a leading global asset manager based in Charlotte, NC with $382+ billion* of AUM firm-wide.

About Sierra Income Corporation

Sierra is a non-traded business development company that invests primarily in first lien senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt of middle market companies in a broad range of industries with annual revenue between $50 million and $1 billion. Sierra's investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. Sierra is externally managed by SIC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Sierra Income Corporation at www.sierraincomecorp.com.

About Barings LLC

Barings is a $382+ billion* global investment manager sourcing differentiated opportunities and building long-term portfolios across public and private fixed income, real estate, and specialist equity markets. With investment professionals based in North America, Europe and Asia Pacific, the firm, a subsidiary of MassMutual, aims to serve its clients, communities and employees, and is committed to sustainable practices and responsible investment. Learn more at www.barings.com.

*As of June 30, 2021

Barings BDC Contacts:

Media Contact:
Cheryl Krauss, Media Relations, Barings, 980-417-5858, cheryl.krauss@barings.com
Investor Relations:
BDCinvestorrelations@barings.com, 888-401-1088

Sierra Contact:

Investor Relations and Media Contact:
Joele Frank, Wilkinson Brimmer Katcher
Andy Brimmer
212-355-4449